Jim Smith

Farmer, owner of Cushman Farms

393 Lebanon Rd.
North Franklin, CT 06254

Worked at Cushman Farm since July, 1982.

Chairman of the Board
The Farmers Cow, LLC

393 Lebanon Rd.
North Franklin, CT 06254

Worked as Chairman of Farmers Cow since October, 2014